October 2, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Robert Arzonetti and Susan Block

Re:	Calculator New Pubco, Inc.
Amendment No. 5 to
Registration Statement on Form S-4
Filed September 26, 2023
File No. 333-271665

Dear Mr. Arzonetti and Ms. Block:

On behalf of Calculator New Pubco, Inc. (the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated September 29, 2023 (the “Comment Letter”) with respect to the above referenced Amendment No. 5 to the Registration Statement on Form S-4, filed by the Company on September 26, 2023.

The Company has filed via EDGAR Amendment No. 6 to the Registration Statement on Form S-4 (“Amendment No. 6 to the Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 6 to the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 6 to the Registration Statement.

Amended Form S-4 Filed September 26, 2023

Risks Relating to Wilson-Davis' Business and Industry

Wilson-Davis will need to obtain additional capital to meet increased excess, page 51

1.	We note your disclosure that Wilson-Davis will be required to have excess net capital of at least $10.0 million as of October 2023. Please revise your disclosures here and elsewhere, such as the Liquidity and Capital Resources discussion beginning on page 210, for the following:

●	Disclose the actual day / date in October 2023 when the requirements become effective for Wilson-Davis.

October 2, 2023

●	Revise to provide a clear and explicit update on your plans and expectations to comply with these capital requirements when they become effective. For example, disclose if Wilson-Davis is expected to increase excess net capital by either retaining earnings or infusing external capital by the October 2023 date and specifically how.

●	To the extent that the increase to excess net capital is based on infusing external capital, include a discussion of the contractual terms of that arrangement.

Response: In response to the Staff’s comment, the disclosure on pages 51 and 211 to 212 of Amendment No. 6 to the Registration Statement has been revised.

Unaudited Prospective Financial Information of the Company, page 110

2.	We note your added disclosure in response to our prior comment 1 that the growth of clearing services for introducing broker customers is used in your projections and is expected to be a key driver to meet your revenue projections, with such clearing services projected to provide nearly 35% of Year 5 revenues. Please also include disclosure accompanying the projections explaining the risk that in order to continue the clearing services part of the business, Wilson-Davis will need to obtain additional capital. Additionally, please include disclosure in this section discussing the applicable projections and what assumptions regarding your clearing services were used in preparing the projections, and how failure to meet the increased capital requirements needed to continue with the clearing services may affect the projections. In this regard, clarify if the continued operation and growth in the business area of clearing services for introducing broker customers was an assumption made in the projections. Quantify what amount or percentage of revenue this aspect of the business was projected to produce for each year of the projections that are provided, to the extent applicable and practicable. Please include this information for your combined projections as well as the Wilson-Davis specific revenue projections discussed under "Wilson-Davis," starting at page 114.

Response: In response to the Staff’s comment, the disclosure on pages 112, 113 and 115 of Amendment No. 6 to the Registration Statement has been revised.

October 2, 2023

Recommendation of the Quantum Board, page 119

3.	Please disclose if the Quantum Board is aware of and has considered the risk of Wilson- Davis not being able to continue its clearing services for introducing broker customers and how that may impact the projections and underlying assumptions. Please clarify if the board has considered this risk in making its recommendation to shareholders to approve the transaction. Alternatively, if the board has not considered this, please explain why the board did not consider this risk but are able to still make an evaluation of the reasonableness of the projections in making its recommendation.

Response: In response to the Staff’s comment, the disclosure on page 120 of Amendment No. 6 to the Registration Statement has been revised.

Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Adjustments to the Unaudited Condensed Combined Income Statements (D), page 166

4.	We note your description of pro forma adjustment D states that it is derived from the unaudited consolidated statements of operations of Quantum for the three months ended March 31, 2023. Given that the pro forma information is for the six months ended June 30, 2023, please explain why this information is derived from the three months ended March 31, 2023 or revise to the clarify and identify the appropriate financial statement period that the information is based upon.

Response: In response to the Staff’s comment, the disclosure on page 167 of Amendment No. 6 to the Registration Statement has been revised.

Note 4 - Pro Forma Income (Loss) per Share, page 167

5.	We note your table on page 168 appears to present pro forma combined information for the year ended June 30, 2023. However, it appears the information and amounts presented are for the six months ended June 30, 2023 rather than for the year ended June 30, 2023. Please revise the column headers of the table on page 168 to refer to the correct periods, or advise.

Response: In response to the Staff’s comment, the disclosure on page 169 of Amendment No. 6 to the Registration Statement has been revised.

October 2, 2023

We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon

cc:	Robert McBey – Chief Executive Officer